Filed by Royal Dutch Petroleum Company

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

Subject Company: Royal Dutch Petroleum Company

Registration Number: 333-125037

Date: June 29, 2005

LEGAL INFORMATION

Holders of ordinary shares of Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) (“Royal Dutch”) are urged to carefully review the registration statement on Form F-4 (including the prospectus) and other documents relating to the Royal Dutch exchange offer (the “Royal Dutch Offer”) that have been or will be filed with, or furnished to, the US Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell plc (“Royal Dutch Shell”) and the related solicitation/recommendation statement on Schedule 14D-9 that has been filed with the SEC by Royal Dutch and, as the case may be, the Royal Dutch Offer document and the prospectus which have been filed with, or furnished to, Euronext Amsterdam N.V. and the Dutch Authority for the Financial Markets by Royal Dutch Shell, regarding the Royal Dutch Offer, because each of these documents will contain important information relating to the Royal Dutch Offer. A free copy of the documents filed with the SEC (once filed) and other documents made public or filed with, or furnished to, the SEC by Royal Dutch Shell, Royal Dutch and The “Shell” Transport and Trading Company, p.l.c (“Shell Transport”) can be obtained at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge at the Royal Dutch Shell website at www.shell.com/unification or free of charge by contacting Investor Relations, Shell International B.V., FSK, PO Box 162, 2501 AN The Hague, The Netherlands.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART INTO ITALY OR JAPAN

The Royal Dutch Offer and the scheme of arrangement of Shell Transport (the “Scheme”) are not being and will not be made, directly or indirectly, in or into or by the use of the mails or any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any such facilities of a national securities exchange of, Japan, and are not and will not be capable of acceptance by any such use, means, instrumentality or facilities from or within Japan. The Royal Dutch Offer and the Scheme are not being made to residents of Japan or in Japan. This document and other documents related to the Transaction must not be electronically provided to, nor accessed by, residents of Japan or persons who are in Japan. Copies of this document and any other documents related to the proposed transaction pursuant to which Royal Dutch Shell will become the holding company of Royal Dutch and Shell Transport (the “Transaction”) are not being, and must not be, mailed or otherwise distributed or sent to any person or company in or from Japan. Persons receiving this document (including custodians, nominees and trustees) or other documents related to the Transaction must not distribute or send them to any person or company in or from Japan.

The Royal Dutch Offer and the Scheme have not been notified to the Commissione Nazionale per le Società e la Borsa pursuant to applicable Italian securities laws and implementing regulations. Absent such notification, no public offer can be carried out in the Republic of Italy. Consequently, this document and other documents relating to the Transaction have not been, and cannot be, disclosed to any Italian residents or person or entity in the Republic of Italy and no other form of solicitation has been and can be, carried out in the Republic of Italy. This document and any document relating to the Transaction may not be mailed, distributed, disseminated or otherwise disclosed to any Italian residents or persons or entities in the Republic of Italy.

The Royal Dutch Offer is not to be made in New Zealand and may not be accepted by persons in New Zealand except as set out below. No prospectus has been registered with the New Zealand Registrar of Companies in accordance with the Securities Act 1978 (New Zealand) (the “New Zealand Securities Act”). Accordingly, neither the Royal Dutch Offer Document nor any other offering materials or advertisement in relation to the Royal Dutch Offer may be received by a person in New Zealand nor may Royal Dutch Shell Shares be offered directly or indirectly in New Zealand except in circumstances where there is no contravention of the New Zealand Securities Act (or any statutory modification or re-enactment of, or statutory substitution for, the New Zealand Securities Act).

The distribution of this document in jurisdictions other than The Netherlands, England or the US may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

CAUTIONARY STATEMENTS CONCERNING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: the failure of the conditions to the Transaction to be satisfied; the costs related to the Transaction; the failure of the Transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell shares; tax treatment of dividends paid to shareholders; the accounting implications of the Transaction and other factors affecting the Royal Dutch/Shell Group’s businesses generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and successful negotiation and consummation of such transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Each forward-looking statement speaks only as of the date of the particular statement. Please refer to the Annual Report on Form 20-F for the year ended 31 December 2004 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Royal Dutch/Shell Group’s businesses. None of Royal Dutch Shell, Royal Dutch, Shell Transport nor any member of the Royal Dutch/Shell Group undertakes any obligation to publicly update or revise any forward-looking statements as a result of new information, future events or other information. In light of these risks, the results of Royal Dutch Shell, Royal Dutch, Shell Transport, the Royal Dutch/Shell Group or the Royal Dutch Shell Group could differ materially from the forward-looking statements contained in this document.

THE FOLLOWING SLIDES WERE MADE AVAILABLE TO PARTICIPANTS IN SHELL AUSTRALIA’S BENEFIT PLANS BEGINNING ON JUNE 29, 2005.

Proposed Shell Restructure Effect on employee shares and options (Australia) (if the restructure proceeds) Important Note The information in this slide show is a general guide only and should not be interpreted as personal tax advice. You may wish to seek independent professional advice on the tax implications of the restructure, taking into account your own personal circumstances.

Legal information Holders of ordinary shares of Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) ("Royal Dutch") are urged to carefully review the registration statement on Form F-4 (including the prospectus) and other documents relating to the Royal Dutch exchange offer (the "Royal Dutch Offer") that have been or will be filed with, or furnished to, the US Securities and Exchange Commission (the "SEC") by Royal Dutch Shell plc ("Royal Dutch Shell") and the related solicitation/recommendation statement on Schedule 14D-9 that has been filed with the SEC by Royal Dutch and, as the case may be, the Royal Dutch Offer document and the prospectus which have been filed with, or furnished to, Euronext Amsterdam N.V. and the Dutch Authority for the Financial Markets by Royal Dutch Shell, regarding the Royal Dutch Offer, because each of these documents will contain important information relating to the Royal Dutch Offer. A free copy of the documents filed with the SEC (once filed) and other documents made public or filed with, or furnished to, the SEC by Royal Dutch Shell, Royal Dutch and The "Shell" Transport and Trading Company, p.l.c ("Shell Transport") can be obtained at the SEC's website at www.sec.gov. These documents may also be obtained free of charge at the Royal Dutch Shell website at www.shell.com/unification or free of charge by contacting Investor Relations, Shell International B.V., FSK, PO Box 162, 2501 AN The Hague, The Netherlands.

Cautionary statements concerning forward looking statements This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: the failure of the conditions to the Transaction to be satisfied (including the failure of the Royal Dutch general meeting of shareholders to approve the implementation agreement between Royal Dutch Shell, Royal Dutch and Shell Transport and the failure of Shell Transport shareholders to approve the Scheme); the costs related to the Transaction; the failure of the Transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell shares; tax treatment of dividends paid to shareholders; the accounting implications of the Transaction and other factors affecting the Royal Dutch/Shell Group's businesses generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and successful negotiation and consummation of such transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Each forward-looking statement speaks only as of the date of the particular statement. Please refer to the Annual Report on Form 20-F for the year ended 31 December 2004 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Royal Dutch/Shell Group's businesses. None of Royal Dutch Shell, Royal Dutch, Shell Transport nor any member of the Royal Dutch/Shell Group undertakes any obligation to publicly update or revise any forward-looking statements as a result of new information, future events or other information. In light of these risks, the results of Royal Dutch Shell, Royal Dutch, Shell Transport, the Royal Dutch/Shell Group or the Royal Dutch Shell Group could differ materially from the forward-looking statements contained in this document.

To be covered 1. What is the restructure? 2. Australian Employee Share and Save Plan (AESSP) Tax Exempt Scheme. Tax Deferred Scheme. 3. Option Plans RD Options granted while Shell salary is subject to Australian income tax. 4. Global Employee Share Purchase Plan (GESPP) Entitlements to RD Matched Shares. RD shares held under GESPP.

1. Restructure 1. RD Shares - Royal Dutch Offer A public exchange offer for RD shares in exchange for RDS Shares (Class A). 'Squeeze-out' - compulsory acquisition of RD Shares for cash (if RDS gets to 95%). RDS may proceed if < 95% 2. STT Shares - Scheme of Arrangement for STT shares in exchange for RDS Shares (Class B). 3. RD Options (Options to acquire RD Shares) Roll-over into options to acquire RDS shares (Class A) 4. STT Options (Options to acquire STT Shares) Roll-over into options to acquire RDS shares (Class B)

2. AESSP 1. Tax Exempt Scheme (a) Tax Exempt Shares (Restricted) Shares acquired since August 2002 where tax election made in each year of acquisition. (b) Tax Exempt Shares (Unrestricted) Shares acquired before August 2002 where tax election made in each year of acquisition. 2. Tax Deferred Scheme (a) Tax Deferred Shares (Restricted) Not yet subject to income tax. (b) Tax Deferred Shares (Unrestricted) Income tax already applied when restrictions lifted.

Tax Exempt Shares (Restricted) No action required. Keep tax exemption on cost of shares. Keep restricted RD shares unless 'squeeze-out' occurs. If 'squeeze-out' occurs - receive cash* for your RD shares. * Cash amount will be determined by the Dutch court.

Example: Tax Exempt Shares (Restricted)

Example: Tax Exempt Shares (Restricted) Jill has no choices to make for her Restricted Tax Exempt Shares. If 'squeeze-out' does not occur, Jill will keep her Restricted Tax Exempt RD shares with no tax consequences. If 'squeeze-out' occurs - Jill will receive cash* for her RD shares. (a) In general terms: Jill will make a capital gain in year 'squeeze-out' occurs (not before y/e 30/6/06) if cash > cost base of RD shares (ranges from $62 to $87 per share). (b) Capital gain can be reduced by 50% if 'squeeze-out' occurs more than 12 months after acquisition date (August 2002 to May 2005). (c) If 'squeeze-out' cash amount was $82.63** per share, Jill would receive $3,451 cash and make a taxable capital gain of less than $300. * Cash amount will be determined by the Dutch court. ** Based on market value of RD shares on 24 June 2005 (52,60 Euros), assuming a foreign exchange rate of Euro 1 = A$1.571. Actual cash amount will be determined by the Dutch court.

Summary - Tax Exempt Shares (Restricted)

Tax Exempt Shares (Unrestricted) - Your Choices 1. Accept Royal Dutch Offer (Option A or B) Receive RDS Shares (if restructure proceeds) 2. Do not accept Royal Dutch Offer (Option C) Keep RD Shares unless 'squeeze-out' occurs If 'squeeze-out' occurs - receive cash* for RD shares 3. Instruction Form not properly completed or not received by 5 July Trustee's discretion - keep RD shares or cash** If keep RD shares and 'squeeze-out' occurs - receive cash* for RD shares *Cash amount will be determined by the Dutch court. ** Trustee will receive RDS shares but under Plan Rules must sell them and give cash.

Example: Tax Exempt Shares (Unrestricted)

Example: Tax Exempt Shares (Unrestricted) 1. Jill chooses Option A (Accept Offer) and restructure proceeds Jill gets RDS Shares (2:1, excluding fractions). Assuming market value of 2 RDS shares = $82.63* Jill will make a capital loss (y/e 30/6/06) on exchange of Tax Exempt Shares (Unrestricted) of approximately $600 (cost bases range from $93 to $119). Capital loss on exchange of RD shares will be reflected in reduced cost base of RDS shares. Jill may make a capital gain on some Tax Exempt Shares (Unrestricted) if market value of 2 RDS shares > $93.90 (lowest cost base). However draft ATO ruling allows Jill to choose roll-over relief, deferring tax on the capital gain until the RDS shares are sold. * Based on market value of RD shares on 24 June 2005 (52,60 Euros), assuming a foreign exchange rate of Euro 1 = A$1.571. Actual market value of RD shares at time of exchange is unknown.

Example: Tax Exempt Shares (Unrestricted) 2. Jill chooses Option C (Not to accept Offer) Jill keeps RD shares unless 'squeeze-out' occurs. If 'squeeze-out' occurs, Jill will receive cash* for her RD shares (a) Jill will make capital gain or loss in year 'squeeze-out' occurs (not before y/e 30/6/06). (b) Cost base of shares range from $93 to $119, compared with current estimated market value of RD shares of $82.63** * Cash amount will be determined by the Dutch court. ** Based on market value of RD shares on 24 June 2005 (52,60 Euros), assuming a foreign exchange rate of Euro 1 = A$1.571. Actual cash amount will be determined by the Dutch court.

Example: Tax Exempt Shares (Unrestricted) 3. Jill does not properly complete the Instruction Form or does not return it by 5 July (a) Trustee accepts Offer (and restructure proceeds) Jill receives cash* CGT will apply - cost base of shares range from $93 to $119, compared with current estimated market value of RD shares of $82.63** (b) Trustee does not accept Offer and no 'squeeze-out' Jill will keep RD shares. (c) Trustee does not accept Offer but 'squeeze-out' Jill receives cash*** for her RD shares CGT will apply - cost base of shares range from $93 to $119, compared with current estimated market value of RD shares of $82.63** * Trustee will receive RDS shares but under Plan Rules must sell them and give Jill cash. ** Based on market value of RD shares on 24 June 2005 (52,60 Euros), assuming a foreign exchange rate of Euro 1 = A$1.571 ***Cash amount will be determined by the Dutch court.

Summary for Tax Exempt Shares (Unrestricted)

AESSP Statement Advices/Instruction Forms If you need a copy of a Statement Advice or a new Instruction Form, contact: Steven Sutton at CitiStreet 1800 888 195 (03) 9655 5188 shareplan@citistreet.com.au

Tax Deferred Shares (Restricted) - Your Choices Same choices as with Tax Exempt Shares (Unrestricted) 1. Option A (Accept Offer) and restructure proceeds Receive RDS Shares (unrestricted) (2:1, excluding fractions). No income tax on exchange (ATO has issued draft ruling that income tax 'roll-over relief' will apply). Pay income tax on market value of RDS shares on earlier of: sale of RDS Shares; leaving Shell; 10 years after original RD shares were acquired (even where restriction period chosen for RD shares was less than 10 years).

Tax Deferred Shares (Restricted) 2. Option C (Do not accept Offer) Keep RD shares unless 'squeeze-out' occurs (continue to be taxed when become unrestricted). If 'squeeze-out' occurs: (a) receive cash* for your RD shares; and (b) income tax payable on cash received. * Cash amount will be determined by the Dutch court.

Tax Deferred Shares (Restricted) 3. Instruction Form not properly completed or not received by 5 July (a) Trustee accepts Offer (and restructure proceeds) Receive cash*. Income tax payable on cash received. (b) Trustee does not accept Offer and no 'squeeze-out' Keep RD shares Continued deferral of income tax, generally until shares become unrestricted. (c) Trustee does not accept Offer but 'squeeze-out' occurs Receive cash** for RD shares. Income tax payable on cash received. * Trustee receives RDS shares but under Plan Rules must sell RDS shares and pay cash. ** Cash amount will be determined by the Dutch court.

Summary for Tax Deferred Shares (Restricted)

Tax Deferred Shares (Unrestricted) - Your Choices Same choices as with Tax Exempt Shares (Unrestricted) and Tax Deferred Shares (Restricted). 1. Option A (Accept Offer) and restructure proceeds Receive RDS shares (2:1, excluding fractions). Capital gain if market value of RDS Shares received > cost base of shares. Cost base of Tax Deferred Shares (Unrestricted) will be the market value of those shares when they became unrestricted (which was taxable at that time). Cost bases range from $60 to $77 per Schedule provided by CitiStreet. Assuming market value of 2 RDS shares = $82.63* it is likely that a capital gain will be made on all Tax Deferred Shares (Unrestricted). However draft ATO ruling allows employees to choose CGT roll-over relief to defer capital gain until RDS shares sold. *Based on market value of RD shares on 24 June 2005 (52,60 Euros), assuming a foreign exchange rate of Euro 1 = A$1.571. Actual value of RD shares on exchange is unknown.

Tax Deferred Shares (Unrestricted) 2. Option C (Do not accept Offer) Keep RD shares unless 'squeeze-out' occurs If 'squeeze-out' occurs - receive cash* for RD shares. Likely that taxable capital gain will arise as cost bases range from $60 to $77, compared with assumed market value of RD shares of $82.63** * Cash amount will be determined by Dutch court. **Based on market value of RD shares on 24 June 2005 (52,60 Euros), assuming a foreign exchange rate of Euro 1 = A$1.571. Actual cash amount will be determined by the Dutch court.

Tax Deferred Shares (Unrestricted) 3. Instruction Form not properly completed or not received by 5 July (a) Trustee accepts Offer (and restructure proceeds) Receive cash* Likely that taxable capital gain will arise as cost bases range from $60 to $77 (b) Trustee does not accept Offer and no 'squeeze-out' Keep RD shares (c) Trustee does not accept but 'squeeze-out' Receive cash** for RD shares Likely that taxable capital gain will arise as cost bases range from $60 to $77 * Trustee will receive RDS shares but under Plan Rules must sell them and give cash. ** Cash amount will be determined by Dutch court.

Summary for Tax Deferred Shares (Unrestricted)

AESSP Statement Advices/Instruction Forms If you need a copy of a Statement Advice or a new Instruction Form, contact: Steven Sutton at CitiStreet 1800 888 195 (03) 9655 5188 shareplan@citistreet.com.au

3. Option Plans RD Options granted while Shell salary was subject to Australian income tax No choices to be made No income tax payable on exchange of RD Options for current Shell employee who has not elected to be taxed on grant of options (income tax 'roll-over relief' confirmed by draft ATO Ruling). Example: Fred holds RD Options (acquired while an employee of SCOA). Fred did not elect to pay tax on the RD Options in the year of grant. Fred receives RDS Options for RD Options. (a) No income tax payable on exchange of RD Options. (b) Fred pays income tax on RDS Options at same time as he would have paid income tax on RD Options, ie earlier of when: he exercises RDS Options (or otherwise disposes them); or he leaves Shell (ie retirement).

4. GESPP 1. Entitlements to RD Matched Shares Awaiting confirmation from ATO that exchange for entitlements to RDS Matched Shares is not subject to income tax. Likely that income tax will be payable on market value of RDS Matched Shares when shares are awarded (y/e 30/6/2006) - same as if no restructure. 2. RD Shares held under GESPP Whether exchanged for RDS Shares depends on Administrator. If Administrator decides to exchange for RDS Shares, capital gain may arise if value of RDS Shares > cost base of RD Shares. ATO have issued draft ruling which allows an employee to choose CGT roll-over relief (effectively defers tax on any capital gain until disposal of RDS shares).

Questions? Important Note The information in this slide show is a general guide only and should not be interpreted as personal tax advice. You may wish to seek independent professional advice on the tax implications of the restructure, taking into account your own personal circumstances.